Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – July 10, 2019

FORTIS INC. RELEASES 2019 SUSTAINABILITY UPDATE

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has released its 2019 Sustainability Update.

The document provides current information on the sustainability performance of our utilities and includes expanded reporting on new indicators related to employees, natural gas operations and water use. We have also added information on our efforts to advance the United Nations Sustainable Development Goals.

"Our focus on energy delivery, and not electricity generation or natural gas extraction, underpins the position of Fortis as an industry leader in sustainability performance," said Barry Perry, President and Chief Executive Officer, Fortis. "Even with this strong position, we strive to do better."

Our capital investment plan over the next five years is expected to total $17.3 billion and will primarily focus on energy delivery through investment in our transmission and distribution assets. Key industry trends including grid modernization, the delivery of cleaner energy, electrification and strengthening natural gas networks are addressed by our capital investment plan.

Our small amount of electricity generation is mostly within the operations of Tucson Electric Power ("TEP") in Arizona. Recently TEP announced plans for the construction of the Oso Grande Wind Project, a 247-megawatt ("MW") wind farm that will become TEP's largest renewable energy resource. TEP's renewable energy generation is expected to exceed 28 percent of its retail sales by 2021, bringing the utility close to its goal of delivering 30 percent renewable power to customers by 2030 - nine years ahead of schedule.

TEP is now setting its sights on new carbon emission reduction goals based on global temperature level limits outlined in the 2015 Paris agreement on climate change. The utility recently announced a partnership with the University of Arizona's Institute of the Environment to develop measurable, science-based targets to decrease emissions and deliver more renewable energy to customers.

As evidence of our progress on sustainability matters, Fortis was recently named one of Canada's Best 50 Corporate Citizens by Corporate Knights, an organization dedicated to encouraging responsible business practices. Fortis was the top organization on the list in terms of having the largest three-year carbon emissions reduction and ranked 24th out of the 242 companies surveyed.

Sustainability Performance Highlights:

•	Consolidated safety and reliability performance in 2018 surpassed comparable industry rates in Canada and the U.S.
•	We are near gender parity with the Fortis Board of Directors now comprised of 42% female directors.
•	We continue to focus on energy delivery with 93% of assets dedicated to the transmission and distribution of energy delivery.
•	Fortis utility TEP is planning to add three new renewable energy projects over the next two years, with a combined generating capacity of 446 MW.
•	$13 million was donated by Fortis and our utilities to the communities we serve in 2018.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at March 31, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

Forward-Looking Information

Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, collectively referred to as "forward-looking information". Forward-looking information included in this media release reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which include, without limitation: forecast capital expenditures for the period 2019 through 2023 and statements related to the Oso Grande Wind Project and renewable targets at TEP.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, without limitation: the implementation of the five-year capital investment plan; no material capital project and financing cost overrun related to any capital projects; sufficient human resources to deliver service and execute the capital investment plan; and no significant changes in laws and regulations that may materially negatively affect Fortis and its subsidiaries. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information in this media release is given as of the date of this media release and Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information please contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com